

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2026

Kamran Khan
Chief Executive Officer
ATIF Holdings Ltd
420 Goddard
Irvine, CA

> **Re: ATIF Holdings Ltd**
> **Registration Statement on Form F-3**
> **Filed December 29, 2025**
> **File No. 333-292471**

Dear Kamran Khan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu